UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☒

Securities Act Rule 802 (Exchange Offer) ☐

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Transeuro Energy Corp.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

British Columbia, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Transeuro Energy Corp.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

893651604
(CUSIP Number of Class of Securities (if applicable))

Dorsey & Whitney LLP
Attn: Kenneth G. Sam
1400 Wewatta Street, Suite 400
Denver, Colorado 80202-5649
Telephone:  (303) 629-3400
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 14, 2011
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.                      Home Jurisdiction Documents

●	Short Form Prospectus, dated November 1, 2011, as filed with Canadian regulatory authorities on November 2, 2011 (the “Prospectus”)

Item 2.                      Informational Legends

The required legends are included under the heading “Special Note to United States Holders of Common Shares” on the cover page of the Prospectus.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The following documents incorporated by reference into the Prospectus are included as Exhibits with this Form CB:

99.1	the annual information form of the Corporation dated August 11, 2011 for the year ended December 31, 2010;

99.2	the audited consolidated financial statements for the Corporation for the year ended December 31, 2010 together with the notes thereto and the auditors’ report thereon;

99.3	the management’s discussion and analysis of financial conditions and results of operations of the Corporation for the year ended December 31, 2010;

99.4	the unaudited interim consolidated financial statements of the Corporation for the three and six month periods ended June 30, 2011;

99.5	the management’s discussion and analysis of financial conditions and results of operations of the Corporation for the three and six month periods ended June 30, 2011;

99.6	the management information circular of the Corporation as at November 10, 2010, prepared in connection with the annual and special meeting of shareholders of the Corporation held on December 15, 2010;

99.7	the material change report of the Corporation dated March 24, 2011 with respect to the first production programme at the Karlavskoye 101 well in the Ukraine;

99.8
the material change report of the Corporation dated August 16, 2011 regarding the entry by the Corporation into heads of agreements providing for a farm-in on the Povorotnoye gas field in the Ukraine; and

99.9	the statement of reserve data and other oil and gas information dated October 5, 2011 and effective December 31, 2010.

99.10	Transeuro Energy Corp - Ukraine Operations - Report on Oil and Gas Information - NIT 51-101 prepared by Fekete Associates Inc. as at December 31, 2010.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Transeuro Energy Corp. concurrently with the filing of this Form CB.

Any change in the name or address of the agent for service of process of Transeuro Energy Corp. shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANSEURO ENERGY CORP.

By: /s/ David Worrall
Name: David Worrall
Title: President & Chief Executive Officer

Dated: November 3, 2011

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

The Rights (as hereinafter defined) and the Common Shares issuable upon exercise of the Rights (as hereinafter defined)  offered under this short form prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the “US Securities Act”), or any applicable securities laws of any state of the United States (as defined in Regulation S under the U.S. Securities Act) and may not be offered or sold in the United States or to, or for the account or benefit of, a U.S. Person (as defined in Regulation S under the U.S. Securities Act) other than pursuant to exemptions from the registration requirements of the U.S. Securities Act and any applicable securities laws of any state of the United States.  The Rights and the Common Shares are being offered to certain Eligible U.S. Holders (as hereinafter defined) pursuant to Rule 801 under the U.S. Securities Act and pursuant to exemptions from applicable securities laws in certain states of the United States. No Rights Certificates will be issued nor will a copy of this short form prospectus be mailed to holders of record of Common Shares as of the Record Date (as hereinafter defined) who are resident in the United States (the “U.S. Holders”) but who are not Eligible U.S. Holders. The securities offering under this short form prospectus has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”)or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this short form prospectus. Any representation to the contrary is a criminal offence. See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of the Corporation at 609 Granville Street, Suite 1578, P.O. Box 10364 Pacific Centre, Vancouver, British Columbia  V7Y 1G5, telephone 604-681-3939 and are also available electronically at www.sedar.com.

SHORT FORM PROSPECTUS

Rights Offering	November 1, 2011

TRANSEURO ENERGY CORP.

$15,000,198
OFFERING OF UP TO 91,702,265 RIGHTS TO SUBSCRIBE FOR UP TO 250,003,300
COMMON SHARES AT A SUBSCRIPTION PRICE OF $0.06 PER COMMON
SHARE

This short form prospectus (the “Prospectus”) qualifies the distribution (the “Offering”) by Transeuro Energy Corp. (“Transeuro” or the “Corporation”) to the holders of the outstanding common shares (the “Common Shares”) of record (the “Holders”) at 5 p.m. (Toronto time) on November 9, 2011 (the “Record Date”) of one transferrable right (a “Right”) for each Common Share held, which, based on the 91,702,265 Common Shares outstanding on November 1, 2011 would entitle the Holders to subscribe for an aggregate of up to 250,003,300 Common Shares for gross proceeds to the Corporation of $15,000,198.  The Offering is also being conducted in Norway and will be qualified by a prospectus (the “Norway Prospectus”) to be lodged with the Norwegian Financial Supervisory Authority (the “NFSA”) in accordance with applicable corporate and securities laws.  The distribution of the Rights in Norway is not a distribution in Ontario and is not qualified by a prospectus filed in Ontario.

The Rights are evidenced by fully transferable certificates in registered form (the “Rights Certificates”).  Each Holder is entitled to one Right for each Common Share held on the Record Date. Each Right entitles the holder (provided that such holder is in an Eligible Jurisdiction, as defined herein, or is an Accepted Eligible Holder, as defined herein) thereof to purchase 2.72625 Common Shares (the “Basic

Subscription Privilege”) of the Corporation at a price of $0.06 per Common Share (the “Subscription Price”) prior to 5:00 p.m. (Toronto time) (the “Expiry Time”) on December 2, 2011 (the “Expiry Date”).  No fractional Common Shares will be issued on the exercise of Rights. An entitlement to a fractional Common Share will be rounded down to the next whole Common Share.  RIGHTS NOT EXERCISED BEFORE THE EXPIRY TIME WILL BE VOID AND OF NO VALUE.  Holders who exercise their Rights in full are entitled to subscribe for additional Common Shares (the “Additional Common Shares”), if available, pursuant to an additional subscription privilege (the “Additional Subscription Privilege”).  See “Description of Offered Securities - Additional Subscription Privilege”.

Offering	Offering Price	Discounts or Commissions	Proceeds to the Corporation
Per Common Share	$0.06	0.0039	$0.0561
Total(1)(2)	$15,000,198	$975,013(3)	$14,025,185

Notes:

(1)
Before deducting the expenses of the Offering, estimated to be approximately $2 million (and which expense figure includes a guarantee fee payable to the Standby Purchasers (as defined below) of 5% on $11,500,000 ($575,000), being the total funds committed under the Standby Purchase Agreements (as defined below) less $2 million committed by Questerre Energy Corporation (“Questerre”)).  This guarantee fee will be paid from the proceeds of the Offering. See “Standby Commitment”.

(2)	Assumes exercise of all Rights.

(3)	Fondsfinans ASA will be paid a fee of 6.5% on the total amount raised under the Offering. See “ Plan of Distribution”.

The offer and distribution of the Rights as well as the Common Shares issuable upon the exercise of the Rights and the Standby Commitment (as defined below) is qualified in the Eligible Jurisdictions (as defined herein) by this Prospectus. It is anticipated that the Rights will be listed and posted for trading on the TSX Venture Exchange (the “Exchange”) at the opening three business days following the Record Date and will remain posted until noon (Toronto time) on November 29, 2011, being the day that is three days before the Expiry Date. The current outstanding Common Shares are listed and posted for trading on the Exchange under the symbol “TSU”.  It is anticipated that the Rights will be listed on the Exchange under the symbol “TSU.RT”. On October 31, 2011, the closing price of the Common Shares on the Exchange was $0.085. The Corporation authorized its investment bank, Fondsfinans to negotiate the Subscription Price with the Standby Purchasers (as defined below).

Computershare Trust Company of Canada (the “Subscription Agent”), at its office in the City of Vancouver (the “Subscription Office”), is the subscription agent for this Offering. See “Description of the Offered Securities - Subscription Agent”.

For Common Shares held through a securities broker or dealer, bank or trust company or other participant (a “CDS Participant”) in the book based system administered by CDS Clearing and Depository Services Inc. (“CDS”), a subscriber may subscribe for Common Shares by instructing the CDS Participant holding the subscriber’s Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Common Share subscribed for to such CDS Participant in accordance with the terms of this Offering. A subscriber wishing to subscribe for Additional Common Shares pursuant to the Additional Subscription Privilege must forward its request to the CDS Participant that holds the subscriber’s Rights prior to the Expiry Time on the Expiry Date, along with the payment for the number of Additional Common Shares requested.  Any excess funds will be returned by mail or credited to the subscriber’s account with its CDS Participant without interest or deduction. Subscriptions for Common Shares made through a CDS Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Common Shares once submitted. See “Description of Securities Offered - Rights Certificate - Common Shares Held Through CDS”.

For Common Shares held in registered form, a Rights Certificate evidencing the number of Rights to which a holder is entitled will be mailed with a copy of this Prospectus to each registered Holder as of the close of business on the Record Date. In order to exercise the Rights represented by the Rights Certificate, the holder of the Rights must complete and deliver the Rights Certificate to the Subscription Agent in the manner and upon the terms set out in this Prospectus. All exercises of Rights are irrevocable once submitted. See “Description of Securities Offered - Rights Certificate - Common Shares Held in Registered Form”.

This Prospectus qualifies the distribution of the Rights as well as the Common Shares issuable upon exercise of the Rights in each of the provinces of British Columbia, Alberta and Ontario (the “Eligible Jurisdictions”). The Prospectus also qualifies the distribution of the Standby Shares (as defined below) to the Standby Purchasers. The Rights as well as the Common Shares issuable upon the exercise of the Rights are not being distributed or offered to Holders in the United States (except to U.S. Holders that are Eligible U.S. Holders) or in any jurisdiction where the exercise of rights would not be in compliance with the applicable securities laws of that jurisdiction (collectively, the “Ineligible Jurisdictions”) and, except under the circumstances described herein, Rights may not be exercised by or on behalf of a Holder of Rights resident in the United States (that is not an Eligible U.S. Holder) or that is resident in an Ineligible Jurisdiction (an “Ineligible Holder”). A Holder of Rights that holds their Common Shares through a securities broker or dealer, bank or trust company or other participant (a “DTC Participant”) in the Depository Trust & Clearing Corporation will be presumed to be an Ineligible Holder.  “Eligible U.S. Holder” means a Holder resident in a state of the United States or other U.S. jurisdiction to whom the Corporation is satisfied, in its sole discretion, that the Rights, as well as the Common Shares issuable upon exercise of the Rights, may be offered or delivered in reliance upon available exemptions from the registration or qualification requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and the securities laws of the relevant state of the United States or other U.S. jurisdiction, or on a basis otherwise determined to be acceptable to the Corporation in its sole discretion, and without subjecting the Corporation to any registration, reporting or similar requirements (without limitation of the foregoing, an “Eligible U.S. Holder” shall include any U.S. Holder who is a resident of any state of the United States, except for the states of Arizona, Arkansas, California, Minnesota, Ohio or Wisconsin). This Prospectus is not, and under no circumstances is to be construed as, an offering of any Rights or Common Shares for sale in any Ineligible Jurisdiction or to any Ineligible Holder or ‘a solicitation herein of an offer to buy any securities. Rights Certificates will not be sent to Holders with addresses of record in any Ineligible Jurisdiction. No Rights Certificates will be issued, nor will a copy of this Prospectus be mailed to U.S. Holders with an address of record in Arizona, Arkansas, California, Minnesota, Ohio or Wisconsin or to shareholders that hold their Common Shares through a DTC Participant. Instead, such Holders will be sent a separate letter informing them that the Offering has occurred and that their Rights Certificates will be issued to and held on their behalf by the Subscription Agent or CDS, as applicable, and if they determine they may qualify as an Eligible U.S. Holder, they should contact the Subscription Agent or the Corporation and his or her legal advisors in addition to contacting their DTC Participant, if applicable, to determine how Rights may be exercised. See “Description of Offered Securities - Ineligible Holders”.

Under standby purchase agreements (the “Standby Purchase Agreements”) dated June 6, 2011, as to Nordea Fondene, Skagen Fondene and Storebrand Fondene, October 13, 2011 as to Pedro Paulo, October 16, 2011 as to David Worrall, October 17, 2011 as to Bergen Kommunale Pensjonskasse and Sparebanken Vest, October 19, 2011, as to Aage Thoen, MP Pensjon and Per Gunnar Løge, October 21, 2011 as to Fondsfinans and October 31, 2011, as to Questerre (collectively, the “Standby Purchasers”), each of the Standby Purchasers has agreed, subject to certain terms, conditions and limitations, to (i) exercise all of its Basic Subscription Rights (the “Basic Subscription”) if such Standby Purchaser is an existing shareholder of the Corporation; and (ii) purchase all Common Shares not otherwise acquired under the Offering (the “Standby Shares”) up to an aggregate maximum subscription equal to the number of Common Shares which together with the Common Shares subscribed for under the Basic Subscription would result in an aggregate Subscription Price for the Standby Purchasers being equal to $13,500,000 (the “Standby Limit”).  The obligations of each of the Standby Purchasers are several and in the event that one of the Standby Purchasers fails to fulfill its commitment, the other Standby Purchasers are not liable to fulfill the defaulting Standby Purchaser's commitment.  The Standby Purchase Agreements may be terminated by the Standby Purchasers prior to the Expiry Time in certain circumstances. See “Standby Commitment” and “Risk Factors - Risks Related to the Offering”.

If a Holder does not exercise its Rights, then such Holder’s current percentage of ownership in the Corporation will be diluted as a result of the exercise of Rights by other Holders and the Standby Purchasers. See “Details of the Rights Offering - Dilution to Shareholders” and “Risk Factors - Risks Related to the Offering”.

Prospective subscribers should be aware that the acquisition or disposition of the securities described in this Prospectus and the expiry of an unexercised Right may have tax consequences in Canada or elsewhere, depending on the particular subscriber’s specific circumstances. Prospective subscribers should consult their own tax advisors with respect to such tax consequences.

The Standby Purchasers are not engaged as underwriters in connection with the Offering and have not been involved in the preparation of, or performed any review of, this Prospectus in the capacity of underwriter.

There is no managing or soliciting dealer in Canada for the Offering and the Corporation will pay no fee of any kind for the solicitation of the exercise of Rights. No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The Corporation has engaged Fondsfinans in Norway to act as managing dealer in Norway for which they will pay a fee of 6.5% of the amount raised to Fondsfinans.  See “Plan of Distribution – Norway”.  Fondsfinans (which is regulated in Norway by the Norwegian Financial Supervisory Authority) is acting exclusively for the Corporation and no one else (including the recipients of this document) in connection with the arrangements described in this document and will not be responsible to anyone other than the Corporation for providing the protections afforded to customers of Fondsfinans or for advising any other person in connection with the arrangements described in this document. Fondsfinans makes no representation, express or implied, with respect to the accuracy or completeness of any information contained in this document and accepts no responsibility for, nor does it authorise, the contents of, or the issue of this document, or any other statement made or purported to be made by the Corporation, or on its behalf, in connection with the Corporation or any of the other arrangements described in this document and accordingly disclaims all and any liability whatsoever whether arising out of tort, contract or otherwise which it might otherwise have in respect of this document or any other statement.

An investment in the securities offered hereunder is speculative and involves a high degree of risk. The risk factors are identified under the heading “Risk Factors” in this short form prospectus and should be carefully reviewed and evaluated by prospective subscribers before purchasing the securities being offered hereunder.

A majority of the directors and officers of the Corporation reside outside of Canada.  Although the directors and officers residing out of Canada that signed this short form prospectus have appointed McCullough O'Connor Irwin LLP, Suite 2610, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1 as their agent for service of process in Canada, it may not be possible for investors to enforce judgments obtained in Canada against the directors or officers residing outside of Canada.

Certain legal matters relating to the Offering, the Rights and the Common Shares offered hereby will be passed upon on behalf of the Corporation by McCullough O’Connor Irwin LLP and in respect of certain tax matters by Koffman Kalef LLP.

The Corporation’s head office is located at 609 Granville Street, Suite 1578, P.O. Box 10364 Pacific Centre, Vancouver, British Columbia, V7Y 1G5 and its registered office is located at Suite 2610 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1.

Special Note to United States Holders of Common Shares

This Offering is for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements incorporated by reference into this short form prospectus have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of United States securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a United States court’s judgment.

Shareholders in the United States should be aware that the ownership and disposition of the Rights and Common Shares issuable upon the exercise of Rights by them as described herein may have tax consequences both in the United States and Canada. Such shareholders are encouraged to consult their tax advisors in that regard.

TABLE OF CONTENTS

GENERAL MATTERS	4

DOCUMENTS INCORPORATED HEREIN BY REFERENCE	5

SUMMARY	7

THE CORPORATION	10
Summary Description of the Business	10

Consolidated Capitalization	11

USE OF PROCEEDS	11

DESCRIPTION OF SECURITIES OFFERED	12
Issue of Rights and Record Date	12
Subscription Basis	13
Commencement Date and Expiration Date	13
Basic Subscription Privilege	14
Additional Subscription Privilege	15
Subscription and Transfer Agent	15
Rights Certificates - Common Shares held in Registered Form	16
Rights Certificates - Common Shares held through CDS	16
How to complete the Rights Certificate	17
Undeliverable Rights	18
Sale or Transfer of Rights	18
Dividing or Combining Rights Certificates	19
Dilution to Existing Holders	19
Intention Of Insiders To Exercise Rights	19
Ineligible Holders	19

DESCRIPTION OF SHARE CAPITAL	21
Common Shares	21
Prior Sales	22
Trading Volumes	23

PLAN OF DISTRIBUTION	23

STANDBY COMMITMENT	25

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	27
Receipt of Rights	27
Exercise of Rights	28
Expiry of Rights	28
Disposition of Rights	28

ELIGIBILITY FOR INVESTMENT	28

INTERESTS OF EXPERTS	29

RISK FACTORS	29
Going Concern Risk	29
Increase in Size of Standby Purchasers	30
Financing Risk	31
Dilution to Shareholders	31
Market Price of Common Shares	31

- ii -

Holders of Rights are Responsible for Accuracy and Completeness of Subscriptions within Set Time Limits	32
Trading Market for Rights	32
No Independent Due Diligence	32
Use of Proceeds	32
The Subscription Price does not necessarily reflect the Corporation’s Value	33
The Trading Price of the Common Shares may decline below the Subscription Price	33

OTHER MATERIAL FACTS	33

AUDITORS	36

REGISTRAR AND TRANSFER AGENT	36

PURCHASERS’ STATUTORY RIGHTS	36

AUDITOR’S CONSENT

CERTIFICATE OF THE CORPORATION

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS AND INFORMATION

This Prospectus and the documents incorporated by reference herein contain forward looking statements and forward-looking information that are prospective and reflect management’s expectations regarding the Corporation’s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements and forward-looking information are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “could”, “should” and “will” or the negatives thereof, or similar variations suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. All statements, other than statements of historical fact, included in these documents, including without limitation statements regarding the quantity and quality of resources and reserves, estimates of future production, unit costs, costs of capital projects, the timing of commencement of operations, exploration results and future plans and objectives of Transeuro are forward-looking statements that involve various risks and uncertainties.  Various factors or assumptions are typically applied by the Corporation in drawing conclusions or making the forecasts, projections, predictions or estimations set  out in forward-looking information based on information currently available to the Corporation. These factors and assumptions include, but are not limited to:

●	the success of the Corporation’s operations and exploration and development activities;
●	the ability of the Corporation to develop its properties;
●	the prevailing commodity prices and exchange rates;
●	the availability of capital to fund planned expenditures;
●	the prevailing regulatory, royalty, tax and environmental laws and regulations; and
●	the ability of the Corporation to secure necessary personnel, equipment and services.

With respect to forward looking information contained in  this short form prospectus, the Corporation has made assumptions consistent with the views of management or of experts that it relies on. Many of these assumptions are subject to change and are beyond the Corporation’s control, such as:

●	the production rates and production decline rates;
●	the Corporation’s ability to recover reserves;
●	the future natural gas and crude oil prices;
●	the future royalty rates;
●	the well abandonment costs and salvage values;
●	the Corporation’s ability to obtain equipment in a timely and cost-efficient manner to meet its demand;
●	the impact of competition; and
●	the Corporation’s ability to obtain financing on acceptable terms or at all.

Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Transeuro’s expectations include, but are not limited to, failure to establish estimated resources and reserves, the quality and recovery of oil produced varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or the failure to obtain required governmental, environmental or other project approvals, title disputes or claims, unanticipated reclamation expenses, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects, limitations on insurance coverage, general business and economic conditions, industry risks and other factors.

Forward-looking statements and forward-looking information are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Transeuro to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including but not limited to risks related to: the ability of the Corporation to continue as a going concern, an increase in the size of the controlling shareholder if no other shareholders exercise their rights, that additional financing will be required, that current shareholders risk dilution if they do not exercise their Rights, the market price of the Common Shares may not be sustained after the Offering, that Holders of Rights accurately complete their subscriptions in time, that no active trading market for the Rights may develop, issues arising because the Offering is not underwritten, the risk that management does not use of proceeds as described in this Prospectus, the Subscription Price does not necessarily reflect the Corporation’s value, the trading price of the Common Shares may decline below the Subscription Price, as well as the risks discussed under the heading “Risk Factors” of the AIF as hereinafter defined. Although management of Transeuro has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  Subscribers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and known and unknown risks, many of which are outside the control of the Corporation, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

Forward-looking statements and information contained in this Prospectus or the documents incorporated by reference herein are made as of the date hereof and the Corporation disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events, results or otherwise, except as required by applicable securities laws.

All subsequent written and oral forward looking statements attributable to the Corporation or persons acting on its behalf are expressly qualified in their entirety by this notice.

GENERAL MATTERS

All references in this Prospectus to “dollars” or “$” are to Canadian dollars unless otherwise noted.  References to United States of America dollars.

On October 31, 2011, the Bank of Canada noon rate of exchange for one United States of America dollar was C$0.9935.

The Corporation’s consolidated financial statements incorporated herein by reference have been prepared in accordance with Canadian generally accepted accounting principles, with the exception of the unaudited interim consolidated financial statements for the three and six months ended June 30, 2011 which were completed in accordance with International Financial Reporting Standards (“IFRS”).

A prospective subscriber should rely only on the information contained in this Prospectus or any document incorporated by reference herein. The Corporation has not authorized anyone to provide subscribers with information different from that contained in this Prospectus. The Corporation is distributing the Rights only in jurisdictions where, and to persons to whom, distributions are lawfully permitted. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or any sale of the Rights.

DOCUMENTS INCORPORATED HEREIN BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in British Columbia, Alberta and Ontario.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the corporate secretary of the Corporation at 609 Granville Street, Suite #1578, P.O. Box 10364 Pacific Centre, Vancouver, British Columbia, V7Y 1G5 and are also available electronically at www.sedar.com.

The following documents of the Corporation, filed with the securities commissions in the provinces of British Columbia, Alberta and Ontario, are specifically incorporated by reference into, and form an integral part of this Prospectus:

(a)	the annual information form of the Corporation dated August 11, 2011 for the year ended December 31, 2010 (the “AIF”);

(b)	the audited consolidated financial statements for the Corporation for the year ended December 31, 2010 together with the notes thereto and the auditors’ report thereon;

(c)	the management’s discussion and analysis of financial conditions and results of operations of the Corporation for the year ended December 31, 2010;

(d)	the unaudited interim consolidated financial statements of the Corporation for the three and six month periods ended June 30, 2011;

(e)	the management’s discussion and analysis of financial conditions and results of operations of the Corporation for the three and six month periods ended June 30, 2011;

(f)	the management information circular of the Corporation as at November 10, 2010, prepared in connection with the annual and special meeting of shareholders of the Corporation held on December 15, 2010;

(g)	the material change report of the Corporation dated March 24, 2011 with respect to the first production programme at the Karlavskoye 101 well in the Ukraine (“Karl 101”);

(h)
the material change report of the Corporation dated August 16, 2011 regarding the entry by the Corporation into heads of agreements providing for a farm-in on the Povorotnoye gas field in the Ukraine; and

(i)	the statement of reserve data and other oil and gas information dated October 5, 2011 and effective December 31, 2010.

Any documents of the type required by National Instrument 44-101 - Short Form Prospectus Distributions of the Canadian Securities Administrators to be incorporated by reference in a short form prospectus, including any annual information form, comparative annual financial statements and the auditors’ report thereon, comparative interim financial statements, management’s discussion and analysis of financial condition and results of operations, material change reports (except confidential material change reports), business acquisition reports and information circulars, if filed by the Corporation with the securities commissions or similar authorities in the provinces of Canada after the date of this Prospectus and before the termination of the Offering, shall be deemed to be incorporated by reference in this Prospectus.

Any statements contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference into this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

SUMMARY

The following is a summary of the principal features of the Offering and should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial data and statements contained elsewhere or incorporated by reference in this Prospectus. Certain terms used in this summary and in the Prospectus are defined elsewhere herein.

Issuer	Transeuro Energy Corp.
The Offering
The Offering consists of Rights to subscribe for up to approximately 250,003,300 Common Shares. Each Holder on the Record Date will receive one Right for each Common Share held. Each Right entitles the holder (provided that such holder is in an Eligible Jurisdiction or is an Approved Eligible Holder, as defined below) thereof to subscribe for 2.72625 of a Common Share.
The Rights are concurrently being offered in Norway and will be qualified by the Norway Prospectus to be lodged with the NFSA in accordance with applicable corporate and securities laws.  The distribution of the Rights in Norway is not a distribution in Ontario and is not qualified by a prospectus filed in Ontario.

Record Date	November 9, 2011
Expiry Date	December 2, 2011
Expiry Time	5:00 p.m. (Toronto time) on the Expiry Date. Rights not exercised at or before the Expiry Time on the Expiry Date will be void and have no value.
Subscription Price	The subscription price per Common Share will be $0.06 (the “Subscription Price”).
Net Proceeds	Up to $13,000,198 after deduction of estimated expenses of approximately $2 million and assuming exercise in full of the Rights.
Use of Proceeds
The Corporation intends to use the net proceeds of the Offering towards repayment of working capital deficiency, perform hydraulic fracturing operations on Karl-101 during the second half of 2011, prepare Karl-101 for production and strengthen the working capital of the Corporation.  See “Use of Proceeds”.

Basic Subscription Privilege
Each Right entitles the holder thereof to subscribe for 2.72625 of a Common Share upon payment of the Subscription Price.  No fractional Common Shares will be issued.  If a subscriber would appear to be entitled to a fractional Common Share, the subscriber’s entitlement will be rounded down to the nearest whole number of Common Shares. See “Description of Offered Securities - Basic Subscription Privilege”

Additional Subscription Privilege
Holders of Rights who exercise in full the Basic Subscription Privilege for their Rights are also entitled to subscribe pro rata for Additional Common Shares, if any, not otherwise purchased pursuant to the Basic Subscription Privilege. See “Description of the Offered Securities - Additional Subscription Privilege”.

Exercise of Rights
For all Holders whose Common Shares are held in registered form with an address of record in an Eligible Jurisdiction or who are Eligible U.S. Holders not resident in Arizona, Arkansas, California, Minnesota, Ohio or Wisconsin, a Rights Certificate representing the total number of Rights to which the Holder is entitled as at the Record Date will be mailed with a copy of this Prospectus to each such Holder. In order to exercise the Rights represented by the Rights Certificate, such holder of Rights must complete and deliver the Rights Certificate in accordance with the instructions set out under “Description of Offered Securities - How to Complete the Rights Certificate”. For Holders whose Common Shares are held through a CDS Participant, a subscriber may exercise its Rights and subscribe for Common Shares by instructing the CDS Participant holding the subscriber’s Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Common Share subscribed for in accordance with the terms of this Offering to such CDS Participant.

Holders in Ineligible Jurisdictions
No subscription under the Basic Subscription Privilege nor under the Additional Subscription Privilege will be accepted from any person, or such person's agent, who appears to be, or who the Corporation has reason to believe is, an Ineligible Holder, except that the Corporation may accept subscriptions in certain circumstances from persons in such jurisdictions if the Corporation determines that such offering to and subscription by such person or agent is lawful and in compliance with all securities and other laws applicable in the jurisdiction where such person or agent is resident (each, an “Approved Eligible Holder”) or in the case of U.S. Holders that such Holders are Eligible U.S. Holders. No Rights Certificate will be mailed to Ineligible Holders and Ineligible Holders will not be permitted to exercise their Rights. Holders of Common Shares who have not received Rights Certificates but are resident in an Eligible Jurisdiction or wish to be recognized as an Approved Eligible Holder or Eligible U.S. Holder should contact the Subscription Agent at the earliest possible time. Rights of Ineligible Holders will be held by the Subscription Agent until 5:00 p.m. (Toronto time) on November 22, 2011 in order to provide the beneficial holders outside the Eligible Jurisdictions the opportunity to claim their Rights Certificate by satisfying to the Corporation that the exercise of their Rights will not be in violation of the laws of the applicable jurisdiction. After such time, the Subscription Agent will attempt to sell the Rights of such registered Ineligible Holders on such date or dates and at such price or prices as the Subscription Agent will determine in its sole discretion. Ineligible Holders whose shares are held through a CDS Participant or DTC Participant who wish to be recognized as Approved Eligible Holders or Eligible U.S. Holders should contact their CDS Participant or DTC Participant, respectively. See “Description of Offered Securities - Ineligible Holders”.

Standby Commitment
Under the Standby Purchase Agreements, the Standby Purchasers will (i) exercise all of its Basic Subscription Rights (the “Basic Subscription”) if such Standby Purchaser is an existing shareholder of the Corporation; and (ii) purchase all Common Shares not otherwise acquired under the offering (the “Standby Shares”) up to an aggregate maximum subscription equal to the number of Common Shares which together with the Common Shares subscribed for under the Basic Subscription, would result in an aggregate Subscription Price for the Standby Purchasers being equal to $13,500,000 (the “Standby Limit”). The obligations of each of the Standby Purchasers are several and in the event that one of the Standby Purchasers fails to fulfill its commitment, the other Standby Purchasers are not liable to fulfill the defaulting Standby Purchaser’s commitment. The Standby Purchasers are not engaged as an underwriter in connection with the Offering and has not been involved in the preparation of, or performed any review of, this Prospectus in the capacity of an underwriter. The Standby Purchase Agreements may be terminated by the Standby Purchasers prior to the Expiry Time in certain circumstances.  See “Standby Commitment”.

Listing and Trading	The Corporation has applied to list the Rights and the Common Shares issuable on the exercise of the Rights on the Exchange and the Oslo Axess.
Risk Factors	An investment in Common Shares is subject to a number of risk factors. See “Risk Factors”.

THE CORPORATION

Summary Description of the Business

Transeuro Energy Corp. (“Transeuro” or the “Corporation”) is a Vancouver-based oil and natural gas company whose principal business, along with its subsidiaries, is the acquisition of interests in oil and natural gas rights and the exploration for, development of, and production of crude oil, condensate and natural gas.  For further information on the business of the Corporation, see “General Development of the Business”, “Description of the Business” and “Market Overview” in the AIF and the section entitled “Other Material Facts” in this Prospectus.

Share Consolidation

On June 26, 2011, the Board authorized the implementation of a share consolidation previously approved by the Corporation’s shareholders at the annual and special meeting of shareholders held on December 15, 2010. At the meeting, shareholders approved by special resolution the proposed consolidation of the Corporation's issued and outstanding Common Shares on the basis of a ratio of 1 post-Consolidation Common Share for every five pre-Consolidation Common Shares.

The Consolidation was effected on August 8, 2011 such that the then currently outstanding 458,511,394 pre-Consolidation Common Shares were consolidated into 91,702,265 post-Consolidation Common Shares after fractional rounding. In addition, the exercise price and the number of post-Consolidation Common Shares issuable on exercise of the Corporation’s outstanding warrants and stock options were proportionately adjusted as part of the Consolidation.

2011 Bond Issue

In July 2011, the Corporation finalized the terms of a bond issue (the “2011 Bond Issue”) in the aggregate amount of NOK14,500,000 ($2,548,300).  The bonds bear interest at a rate of 2% per month and mature on December 30, 2011.  The bonds will be automatically redeemed upon completion of the proposed rights offering.  The net proceeds from the bonds shall be used to pay some of the outstanding trade creditors in the Ukraine and partly to engage contractors for the upcoming fracturing program of the Karl 101 well in the Ukraine.  As security, the Corporation has provided a first priority pledge over its shareholdings in Mattson Holdings Ltd., the indirect holder of 100% of the Corporation’s interest in the Beaver River Field property.

Questerre Loan

The Corporation has also entered into a loan agreement with Questerre dated for reference October 31, 2011 (the “October Questerre Loan”), whereby Questerre has agreed to provide a draw down loan facility in the aggregate amount of up to $500,000 to the Corporation, the first advance of which may be forwarded after closing of the Offering. The October Questerre Loan matures on the earlier of (a) the date which is 12 months from the date of the first advance under the October Questerre Loan; (b) the date which the sale of the Corporation’s drilling rig in Yerevan, Armenia completes and the Corporation becomes irrevocably entitled to the proceeds of such sale; or (c) such other day as may be agreed upon in writing among the parties.  The October Questerre Loan accrues interest at the rate of 24% per annum.  The Corporation has also agreed to grant a security interest in all of the Corporations’ real and personal property immediately prior to the first advance under the October Questerre Loan.

CONSOLIDATED CAPITALIZATION

The following table outlines the consolidated capitalization of the Corporation as at December 31, 2010 and June 30, 2011. This table is presented on an actual basis and adjusted for the Offering as disclosed below in the notes to the table. The capitalization table should be read in conjunction with the Corporation’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2010 as well as the unaudited interim consolidated financial statements and management’s discussion and analysis for the three and six month period ended June 30, 2011.

	As at December 31, 2010(5)	As at June 30, 2011 (Unaudited)(5)	As at June 30, 2011 after giving effect to the Offering(1)(2)(5)	As at June 30, 2011 after giving effect to the Offering(1)(3)(5)
Cash and Cash Equivalents	$2,246,960	$1,196,811	$12,696,811(6)	$16,197,009(6)
Long Term Debt	$2,814,196	$8,446,856	$8,446,856	$8,446,856
Shareholders’ Equity
Common Shares	$146,047,511	$151,472,380	$162,972,380	$166,472,578
Contributed Surplus	$21,339,344	$22,296,417	$22,296,417	$22,296,417
Deficit	($155,893,094)	($153,357,568)	($153,357,568)	($153,357,568)
Accumulated other comprehensive loss	($2,263,895)	($1,597,260)	$(1,597,260)	($1,597,260)
Total Shareholders’ Equity	$9,229,866	$18,813,969	$30,313,969	$33,814,167
Total Common Shares Outstanding (authorized: unlimited)(4)	77,283,530	91,702,265	283,368,932	341,705,565

Notes:

(1)	Adjusted to give effect to the net proceeds of the Offering.

(2)	Assumes that only the Standby Purchasers’ participate in the Offering in accordance with the Standby Purchase Agreements.

(3)	Assumes exercise of all the Rights.

(4)	After giving effect to the Consolidation - “The Corporation – Share Consolidation”.

(5)	Financial information as at December 31, 2010 and as at June 30, 2011 are presented under IFRS.

(6)	Before deducting the expenses of the Offering and the Bond Issue (see "General Development of the Business – History – 2011" in the AIF).

USE OF PROCEEDS

Assuming that all rights are exercised under the Offering, the estimated net proceeds to be received by the Corporation from the completion of the Offering after deducting the expenses of the Offering, estimated to be $2,000,000, is $13,000,198.

If only the Standby Guarantors exercise rights pursuant to the Standby Purchase Agreements under the Offering, the estimated net proceeds to be received by the Corporation from the completion of the Offering after deducting the expenses of the Offering, estimated to be $2,000,000, is $11,500,000.

	Assuming that only the Standby Guarantors exercise rights under the Offering	Assuming that all of the rights are exercised under the Offering
Repayment of Working Capital Deficiency
- repayment of Questerre Loan, including interest	$2,030,000	$2,030,000
- redeem 2011 bond issue, including interest and fee to trustee	$2,772,739	$2,772,739
- payment of all outstanding short term liabilities(1)	$3,109,059	$3,109,059
Total Working Capital Deficiency:	$7,911,798	$7,911,798
Fund hydraulic fracturing operations on Karl-101	$3,500,000	$3,500,000
Prepare Karl-101 for production	$0	$1,000,000
Fund unallocated working capital	$88,202	$588,400
Total	$11,500,000	$13,000,198

Notes:
(1)

Short term liabilities not including any short term liabilities included in Cost of Offering
Beaver River Revenues in excess of expenses	$136,293
General and administrative expenses for all entities	496,149
Ukraine outstanding payables	$2,668,317
Cash on Hand	$(191,700)
Net Short Term Liabilities	$3,109,059

The Company anticipates having negative operating cash flow through the end of 2012.  The Company’s anticipated expenditures on general and administrative expenses to sustain operations until the end of 2012 is $1,418,375.  In addition to the proceeds of the Offering, the Corporation anticipates additional cash to become available from other sources throughout 2012 including $500,000 from Questerre pursuant to the October Questerre Loan, an estimated $500,000 from the sale of the Corporation’s rig in Armenia and $1.5 million from the farm out of the Povorotnoye license.  There is no assurance that the additional sources of cash disclosed above will ultimately be available to the Corporation in the future.  See “Risk Factors – Going Concern Risk”.

DESCRIPTION OF SECURITIES OFFERED

Issue of Rights and Record Date

Holders of record at the close of business (Toronto time) on the Record Date will receive Rights on the basis of one Right for each Common Share held at that time. The Rights permit Holders (provided that such holders are in an Eligible Jurisdiction, are Eligible U.S. Holders or are Approved Eligible Holders) to subscribe for and purchase from the Corporation an aggregate of up to 250,003,300 Common Shares, assuming exercise in full of the Rights issued hereunder, on the basis of 2.72625 of a Common Share for each Right held. The Rights are transferable in Canada by the holders thereof. See “Sale or Transfer of Rights”.

For Holders who hold their Common Shares in registered form, a Rights Certificate evidencing the number of Rights to which a holder is entitled as at the Record Date and the number of Common Shares which may be obtained on exercise of those Rights will be mailed with a copy of this Prospectus to each Holder as of the close of business on the Record Date. See “Rights Certificate - Common Shares Held in Registered Form”.

Holders that hold their Common Shares through a CDS Participant will not receive physical certificates evidencing their ownership of Rights. On the Record Date, a global certificate representing such Rights will be issued in registered form to, and in the name of, CDS or its nominee.  See “Rights Certificate - Common Shares Held Through CDS”.

Except as otherwise described herein, only Holders who hold their Common Shares in registered form and who are resident in the Eligible Jurisdictions or are Eligible U.S. Holders not resident in Arizona, Arkansas, California, Minnesota, Ohio or Wisconsin are entitled to receive Rights Certificates. The Rights and the Common Shares issuable on the exercise of the Rights are not qualified under the securities laws of any jurisdiction other than the Eligible Jurisdictions and, except as permitted herein, Rights may not be exercised by or on behalf of a Holder resident in an Ineligible Jurisdiction. Instead, such Ineligible Holders (except for U.S. Holders with an address of record in Arizona, Arkansas, California, Minnesota, Ohio or Wisconsin, or who hold their Common Shares through a DTC Participant in DTC other than CREST) will be sent a copy of this Prospectus with a letter advising them that their Rights Certificates will be issued to and held on their behalf by the Subscription Agent as agent for their benefit and sold for their account by the Subscription Agent. Ineligible Holders with an address of record in Arizona, Arkansas, California, Minnesota, Ohio or Wisconsin and shareholders that hold their Common Shares through a DTC Participant in DTC (other than those who hold through CREST, who will be treated as Ineligible Holders with an address of record in a jurisdiction outside of the United States) will not be issued a Rights Certificate, nor will a copy of this Prospectus be mailed to them. Instead, they will receive a separate letter that will inform them that the Offering has occurred and that either their Rights Certificates will be held and sold for the benefit of such Ineligible Holders by the Subscription Agent in accordance with the section “Description of Offered Securities – Ineligible Holders” or their Rights are included in the Rights Certificate being held by CDS and they should contact their DTC Participant. If, upon the receipt of such letter, a holder determines that he or she may qualify as an Eligible U.S. Holder or an Approved Eligible Holder, he or she should contact the Subscription Agent or the Corporation and his or her legal advisors in addition to contacting the DTC Participant, if applicable, to determine how Rights may be exercised.

Subscription Basis

For each Right held, the holder thereof is entitled to subscribe for 2.72625 of a Common Share at the Subscription Price of $0.06 per Common Share. Any subscription for Common Shares will be irrevocable once submitted.

Fractional Common Shares will not be issued on the exercise of Rights. An entitlement to a fractional Common Share will be rounded down to the next whole Common Share. CDS Participants that hold Rights for more than one beneficial holder may upon providing evidence satisfactory to the Corporation, exercise Rights on behalf of its accounts on the same basis as if the beneficial owners of Common Shares were Holders of record on the Record Date.

Commencement Date and Expiration Date

The Rights will be eligible for exercise following November 14, 2011 (the “Commencement Date”). The Rights will expire at the Expiry Time on the Expiry Date. Holders who exercise their Rights will become holders of Common Shares issued through the exercise of the Rights on the completion of the Offering, which is expected to occur on or before the seventh business day following the Expiry Date.  RIGHTS NOT EXERCISED PRIOR TO THE EXPIRY TIME ON THE EXPIRY DATE WILL BE VOID AND OF NO VALUE.

Basic Subscription Privilege

Each Holder at the close of business on the Record Date is entitled to receive one Right for each Common Share held. For each Right held, the holder (other than an Ineligible Holder) is entitled to acquire 2.72625 Common Shares under the Basic Subscription Privilege at the Subscription Price per Unit by subscribing and making payment in the manner described herein on or before the Expiry Time on the Expiry Date. A holder of Rights that subscribed for some, but not all, of the Common Shares pursuant to the Basic Subscription Privilege will be deemed to have elected to waive the unexercised balance of such Rights and such unexercised balance of Rights will be void and of no value unless the Subscription Agent is otherwise specifically advised by such holder at the time the Rights Certificate is surrendered that the Rights are to be transferred to a third party or are to be retained by the holder. Holders of Rights who exercise in full the Basic Subscription Privilege for their Rights are also entitled to subscribe for Additional Shares, if any, that are not otherwise subscribed for under the Offering on a pro rata basis, prior to the Expiry Time on the Expiry Date pursuant to the Additional Subscription Privilege. See “Additional Subscription Privilege”. Fractional Common Shares will not be issued upon the exercise of Rights. An entitlement to a fractional Common Share will be rounded down to the next whole Common Share. CDS Participants that hold Rights for more than one beneficial holder may upon providing evidence satisfactory to the Corporation, exercise Rights on behalf of its accounts on the same basis as if the beneficial owners of Common Shares were holders of record on the Record Date.

For Common Shares held in registered form, in order to exercise the Rights represented by a Rights Certificate, the holder of Rights must complete and deliver the Rights Certificate to the Subscription Agent in accordance with the terms of this Offering in the manner and upon the terms set out in this Prospectus and pay the aggregate Subscription Price, All exercises of Rights are irrevocable once submitted.

For Common Shares held through a CDS Participant, a holder may subscribe for Common Shares by instructing the CDS Participant holding the subscriber’s Rights to exercise all or a specified number of such rights and forwarding the Subscription Price for each Common Share subscribed for in accordance with the terms of the Offering to such CDS Participant, Subscriptions for Common Shares made in connection with the Offering through a CDS Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Common Shares once submitted.

The Subscription Price is payable in Canadian funds by certified cheque, bank draft or money order drawn to the order of the Subscription Agent, in the case of subscription through a CDS Participant, the Subscription Price is payable by certified cheque, bank draft or money order drawn to the order of such CDS Participant, by direct debit from the subscriber’s brokerage account or by electronic funds transfer or other similar payment mechanism. The entire Subscription Price for Common Shares subscribed for must be paid at the time of subscription and must be received by the Subscription Agent at the Subscription Office prior to the Expiry Time on the Expiry Date.  A subscriber subscribing through a CDS Participant must deliver its payment and instructions sufficiently in advance of the Expiry Date to allow the CDS Participant to properly exercise the Rights on its behalf.

Payment of the Subscription Price will constitute a representation to the Corporation and, if applicable, to the CDS Participant, by the subscriber (including by its agents) that: (a) either the subscriber is not a citizen or resident of an Ineligible Jurisdiction or the subscriber is an Approved Eligible Holder or Eligible U.S. Holder, as applicable; and (b) the subscriber is not purchasing the Common Shares for resale to any person who is a citizen or resident of an Ineligible Jurisdiction.

A Holder who exercises some, but not all, of the Rights evidenced by a Rights Certificate will be deemed to have elected to waive the unexercised balance of such Rights and such unexercised balance of Rights will be void and of no value on Closing.

Additional Subscription Privilege

Each holder of Rights who has exercised the Basic Subscription Privilege for its Rights may subscribe for Additional Shares, if available, at a price equal to the Subscription Price for each Additional Share. The number of Additional Shares will be the difference, if any, between the total number of Common Shares issuable upon the exercise of Rights and the total number of Common Shares subscribed and paid for pursuant to the Basic Subscription Privilege at the Expiry Time on the Expiry Date. Subscriptions for Additional Shares will be received subject to allotment only and the number of Common Shares, if any, that may be allotted to each subscriber will be equal to the lesser of: (a) the number of Additional Shares that such subscriber has subscribed for; and (b) the product (disregarding fractions) obtained by multiplying the number of Additional Shares available to be issued by a fraction, the numerator of which is the number of Common Shares acquired by the subscriber pursuant to the Basic Subscription Privilege and the denominator of which is the aggregate number of Common Shares acquired under the Basic Subscription Privilege by all holders of Rights that have subscribed for Additional Shares. If any holder of Rights has subscribed for fewer Additional Shares than such holder’s pro rata allotment of Additional Shares, the excess Additional Shares will be allocated in a similar manner among the holders who were allocated fewer Additional Shares than they subscribed for.

To apply for Additional Shares under the Additional Subscription Privilege, each holder of Rights must forward their request to the Subscription Agent at the Subscription Office or their CDS Participant, as applicable, prior to the Expiry Time on the Expiry Date. Payment for Additional Shares, in the same manner as required upon the exercise of the Basic Subscription Privilege, must accompany the request when it is delivered to the Subscription Agent or a CDS Participant, as applicable. Any excess funds will be returned by mail by the Subscription Agent or credited to the Subscriber’s account with its CDS Participant, as applicable, without interest or deduction.  Payment of such price must be received by the Subscription Agent prior to the Expiry Time on the Expiry Date, failing which the subscriber’s entitlement to such Additional Shares will terminate. Accordingly, a subscriber subscribing through a CDS Participant must deliver its payment and instructions sufficiently in advance of the Expiry Date to allow the CDS Participant to properly exercise the Additional Subscription Privilege on its behalf.

Subscription and Transfer Agent

The Subscription Agent has been appointed as agent of the Corporation to receive subscriptions and payments from the holders of Rights Certificates, to act as registrar and transfer agent for the Common Shares and to perform certain services relating to the exercise and transfer of Rights. The Corporation will pay for the services of the Subscription Agent.  Subscriptions and payments under the Offering should be sent to the Subscription Agent at:

COMPUTERSHARE TRUST COMPANY OF CANADA
(Toronto)
By Mail P.O. Box 7021 31 Adelaide St E Toronto, ON M5C 3H2 Attention: Corporate Actions	By Registered Mail, Hand or by Courier 100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Attention: Corporate Actions
(Vancouver)
By Hand or by Courier 510 Burrard Street 2nd Floor Vancouver, BC V6C 3B9 Attention: Corporate Actions
For inquiries: Toll Free (North America): 1-800-564-6253 Overseas: 1-514-982-7555 E-Mail: corporateactions@computershare.com

Rights Certificates - Common Shares held in Registered Form

For all holders with an address of record in an Eligible Jurisdiction or who is an Eligible U.S. Holder whose Common Shares are held in registered form (other than Holders with an address of record in Arizona, Arkansas, California, Minnesota, Ohio or Wisconsin), a Rights Certificate representing the total number of Rights to which each such Holder is entitled as at the Record Date and the number of Common Shares which may be obtained on the exercise of those Rights will be mailed with a copy of this Prospectus to each such Holder. In order to exercise the Rights represented by the Rights Certificate, such holder of Rights must complete and deliver the Rights Certificate in accordance with the instructions set out under “How to Complete the Rights Certificate”. Rights not exercised by the Expiry Time on the Expiry Date will be void and of no value.

Rights Certificates - Common Shares held through CDS

For all Holders who hold their Common Shares through a securities broker or dealer, bank or trust company or other CDS Participant with an address of record in an Eligible Jurisdiction in the book based system administered by CDS, a global certificate representing the total number of Rights to which all such Holders as at the Record Date are entitled will be issued in registered from to CDS and will be deposited with CDS on the Commencement Date. The Corporation expects that each beneficial Holder will receive a confirmation of the number of Rights issued to it from its CDS Participant in accordance with the practices and procedures of that CDS Participant. CDS will be responsible for establishing and maintaining the book-entry accounts for CDS Participants holding Rights.

Neither the Corporation nor the Subscription Agent will have any liability for: (a) the records maintained by CDS or CDS Participants relating to the Rights or the book-entry accounts maintained by them; (b) maintaining, supervising or reviewing any records relating to such Rights; or (c) any advice or representations made or given by CDS or CDS Participants with respect to the rules and regulations of CDS or any action to be taken by CDS or CDS Participants.

The ability of a person having an interest in Rights held through a CDS Participant to pledge such interest or otherwise take action with respect to such interest (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

Holders who hold their Common Shares through a CDS Participant must arrange purchases or transfers of Rights through their CDS Participant. It is anticipated by the Corporation that each such purchaser of a Common Share or Right will receive a customer confirmation of issuance or purchase, as applicable, from the CDS Participant through which such Right is issued or such Common Share is purchased in accordance with the practices and policies of such CDS Participant.

How to complete the Rights Certificate

1.
Form 1 - Basic Subscription Privilege.  The maximum number of Rights that may be exercised pursuant to the Basic Subscription Privilege is shown in the box on the upper right hand corner on the face of the Rights Certificate, Form 1 must be completed and signed to exercise all or some of the Rights represented by the Rights Certificate pursuant to the Basic Subscription Privilege. If Form 1 is completed so as to exercise some but not all of the Rights represented by the Rights Certificate, the holder of the Rights Certificate will be deemed to have waived the unexercised balance of such Rights, unless the Subscription Agent is otherwise specifically advised by such holder at the time the Rights Certificate is surrendered that the unexercised Rights are to be transferred to a third party or are to be retained by the holder.

2.
Form 2 - Additional Subscription Privilege.  Complete and sign Form 2 on the Rights Certificate only if you also wish to participate in the Additional Subscription Privilege.  See “Additional Subscription Privilege”.

3.
Form 3 - Transfer of Rights. Complete and sign Form 3 on the Rights Certificate only if you wish to transfer the Rights. Your signature must be guaranteed by a Canadian Schedule I bank, or a member of the acceptable Medallion Signature Guarantee Program, including STAMP, SEMP, and MSP. Members of STAMP are usually members of a recognized stock exchange in Canada or members of the Investment Industry Regulatory Organization of Canada. It is not necessary for a transferee to obtain a new Rights Certificate to exercise the Rights, but the signature of the transferee on Forms 1 and 2 must correspond in every particular manner with the name of the transferee (or the bearer if no transferee is specified) as the absolute owner of the Rights Certificate for all purposes. If Form 3 is completed, the Subscription Agent will treat the transferee as the absolute owner of the Rights Certificate for all purposes and will not be affected by notice to the contrary.

4.
Form 4 - Dividing and Combining. Complete and sign Form 4 on the Rights Certificate only if you wish to divide or combine the Rights Certificate, and surrender it to the Subscription Agent at the Subscription Office. Rights Certificates need not be endorsed if the new Rights Certificates are issued in the same name, The Subscription Agent will then issue a new Rights Certificate in such denominations (totalling the same number of Rights as represented by the Rights Certificates being divided or combined) as are required by the Rights Certificate holder. Rights Certificates must be surrendered for division or combination in sufficient time prior to the Expiry Time to permit the new Rights Certificates to be issued to and used by the Rights Certificate holder.

5
Payment. Enclose payment in Canadian funds by certified cheque, bank draft or money order payable to the order of Computershare Trust Company of Canada. The amount of payment will be $0.06 per Common Share. Payment must also be included for any Additional Shares subscribed for under the Additional Subscription Privilege.

6
Deposit. Deliver or mail the completed Rights Certificate and payment in the enclosed return envelope addressed to the Subscription Agent so that it is received by the Toronto or Vancouver Office of the Subscription Agent listed above before the Expiry Time on the Expiry Date. If mailing, registered mail is recommended. Please allow sufficient time to avoid late delivery. The signature on the Rights Certificate must correspond, in every particular, with the name that appears on the face of the Rights Certificate.

Signatures by a trustee, executor, administrator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity should be accompanied by evidence of authority satisfactory to the Subscription Agent. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription will be determined by the Corporation in its sole discretion, and any determination by the Corporation will be final and binding on the Corporation and its security holders. Upon delivery or mailing of a completed Rights Certificate to the Subscription Agent, the exercise of the Rights and the subscription for Common Shares is irrevocable. The Corporation reserves the right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of Common Shares pursuant thereto could be unlawful. The Corporation also reserves the right to waive any defect in respect of any particular subscription. Neither the Corporation nor the Subscription Agent is under any duty to give any notice of any defect or irregularity in any subscription, nor will they be liable for the failure to give any such notice. Any holder of Rights that fails to complete their subscription in accordance with the foregoing instructions prior to the Expiry Time on the Expiry Date will forfeit their Rights under the Basic Subscription Privilege and the Additional Subscription Privilege attaching to those Rights.

Undeliverable Rights

Rights Certificates returned to the Subscription Agent as undeliverable will not be sold by the Subscription Agent and no proceeds of sale will be credited to such holders.

Sale or Transfer of Rights

Holders of Rights in registered form in Eligible Jurisdictions within Canada may, instead of exercising their Rights to subscribe for Common Shares, sell or transfer their Rights to any person that is not an Ineligible Holder by completing Form 3 on the Rights Certificate and delivering the Rights Certificate to the transferee. See “How to Complete the Rights Certificate - 3 - Form 3 - Transfer of Rights”. A permitted transferee of the Rights of a registered holder of a Rights Certificate may exercise the Rights transferred to such permitted transferee without obtaining a new Rights Certificate. If a Rights Certificate is transferred in blank, the Corporation and the Subscription Agent may thereafter treat the bearer as the absolute owner of the Rights Certificate for all purposes and neither the Corporation nor the Subscription Agent will be affected by any notice to the contrary.

Rights may be transferred only in transactions outside the United States in accordance with Regulation S under the United Securities Act of 1933 (the “1933 Act”). Regulation S does permit the resale of Rights by persons through the facilities of the Exchange, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts”, as that term is defined in Regulation S, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Corporation’s affiliates, as that term is defined in the 1933 Act.

Holders of Rights through CDS Participants in Canada who wish to sell or transfer their Rights must do so in the same manner in which they sell or transfer Common Shares. See “Rights Certificate - Common Shares Held Through CDS”.

Dividing or Combining Rights Certificates

A Rights Certificate may be divided, exchanged or combined. See “How to Complete the Rights Certificate - 4.  Form 4 - Dividing or Combining.

Dilution to Existing Holders

If a Holder does not exercise all of its Rights pursuant to the Basic Subscription Privilege, the Holder’s current percentage ownership in the Corporation will be diluted by the issuance of Common Shares upon the exercise of Rights by other Holders as well as the purchase of Standby Shares by the Standby Purchasers. Holders should be aware that the Standby Purchasers have agreed to exercise its Rights under the Basic Subscription in full and purchase all Common Shares not otherwise acquired under the Offering pursuant to the Standby Commitment up to the Standby Limit. See “Standby Commitment”.

Intention of Insiders to Exercise Rights

Aage Thoen and David Worrall, two of the directors of the Corporation, are the only insiders who currently own Common Shares of the Corporation.  David Worrall and Aage Thoen anticipate exercising Rights to acquire up to 833,333 and 19,166,667 shares, respectively, such that after the Offering, and assuming that only the Standby Purchasers exercise Rights, they will hold 1,066,533 (0.3%) and 21,494,540 (6.8%) common shares, respectively.  The remaining director of the Corporation, Pedro Paulo, does not currently hold any Common Shares of the Corporation but has also entered into a Standby Purchase Agreement to purchase up to 666,6667 Shares of the Company.

Ineligible Holders

This Offering is made only in the Eligible Jurisdictions. Accordingly, neither a subscription under the Basic Subscription Privilege nor under the Additional Subscription Privilege will be accepted from any person, or such person’s agent, who appears to be, or who the Corporation has reason to believe is, an Ineligible Holder, except that the Corporation may accept subscriptions in certain circumstances from Approved Eligible Holders or Eligible U.S. Holders.

Rights Certificates will not be issued and forwarded by the Corporation to Ineligible Holders who are not Approved Eligible Holders or Eligible U.S. Holders. Ineligible Holders will be presumed to be resident in the place of their registered address unless the contrary is shown to the satisfaction of the Corporation and shareholders that hold their Common Shares through a DTC Participant in DTC will be presumed to be Ineligible Holders. Ineligible Holders (except for shareholders with an address of record in Arizona, Arkansas, California, Minnesota, Ohio or Wisconsin, or who hold their Common Shares through a DTC Participant in DTC other than CREST) will be sent this Prospectus together with a letter advising them that their Rights Certificates will be issued to and held on their behalf by the Subscription Agent. The letter will also set out the conditions required to be met, and procedures that must be followed, by Ineligible Holders wishing to participate in the Offering. Ineligible Holders with an address of record in Arizona, Arkansas, California, Minnesota, Ohio or Wisconsin and shareholders that hold their Common Shares through a DTC Participant in DTC (other than those who hold through CREST, who will be treated as Ineligible Holders with an address of record in a jurisdiction outside of the United States) will not be issued a Rights Certificate, nor will a copy of this Prospectus be mailed to them. Instead, they will receive a separate letter that will inform them that the Offering has occurred and that either their Rights

Certificates will be held and sold for the benefit of such Ineligible Holders by the Subscription Agent in accordance with this section or their Rights are included in the Rights Certificate being held by CDS and they should contact their DTC Participant. If, upon the receipt of such letter, a Holder determines that he or she may qualify as an Eligible U.S. Holder or an Approved Eligible Holder, he or she should contact the Subscription Agent or the Corporation and his or her legal advisors in addition to contacting the DTC Participant, if applicable, to determine how Rights may be exercised.

Rights Certificates in respect of Rights issued to Ineligible Holders (who do not hold their Common Shares through CDS or whose DTC Participant does not hold their Common Shares through CDS), including Rights issued in respect of Common Shares held through a DTC Participant whose Common Shares are held in DTC’s registered position, will be issued to and held by the Subscription Agent as agent for the benefit of the Ineligible Holders. The Subscription Agent will hold these Rights until 5:00 p.m. (Toronto time) on November 22, 2011 in order to provide Ineligible Holders an opportunity to claim their Rights by satisfying the Corporation that the issue of Common Shares pursuant to the exercise of Rights will not be in violation of the laws of the applicable jurisdiction and for U.S. Holders, that such Holders are Eligible U.S. Holders. Following such date, the Subscription Agent, for the account of the registered Ineligible Holders (other than Eligible U.S. Holders and Approved Eligible Holders who have elected to exercise their Rights), will, prior to the Expiry time on the Expiry Date, attempt to sell the Rights of such registered Ineligible Holders represented by Rights Certificates in possession of the Subscription Agent on such date or dates and at such price or prices as the Subscription Agent determines in its sole discretion.

Beneficial owners of Common Shares registered in the name of a resident of an Ineligible Jurisdiction, who are not themselves resident in an Ineligible Jurisdiction, who wish to be recognized as an Eligible U.S. Holder or an Approved Eligible Holder and who believe that their Rights Certificates may have been delivered to the Subscription Agent, should contact the Subscription Agent at the earliest opportunity and in any case in advance of 5:00 p.m. (Toronto time) on November 22, 2011 to request to have their Rights Certificates mailed to them.

The Rights and the Common Shares issuable on the exercise of the Rights and the Standby Shares have not been qualified for distribution in any Ineligible Jurisdiction and, accordingly, may only be offered, sold, acquired, exercised or transferred in transactions not prohibited by applicable laws in Ineligible Jurisdictions. Notwithstanding the foregoing, persons located in such Ineligible Jurisdictions (other than Eligible U.S. Holders who have been issued Rights Certificates, who do not need to provide the investor letter described in this paragraph) may be able to exercise the Rights and purchase Common Shares provided that they furnish an investor letter satisfactory to the Corporation on or before November 22, 2011. The form of investor letter will be included in the letter sent to certain Ineligible Holders or will otherwise be available from the Corporation or the Subscription Agent upon request. A holder of Rights in an Ineligible Jurisdiction holding on behalf of a person resident in an Eligible Jurisdiction may be able to exercise the Rights provided that the holder certifies in an investor letter that the beneficial purchaser is resident in an Eligible Jurisdiction and satisfies the Corporation that such subscription is lawful and in compliance with all securities and other applicable laws.

No charge will be made for the sale of Rights by the Subscription Agent except for a proportionate share of any brokerage commissions incurred by the Subscription Agent and the costs of or incurred by the Subscription Agent in connection with the sale of the Rights. Registered Ineligible Holders will not be entitled to instruct the Subscription Agent in connection with the sale of the Rights. Registered Ineligible Holders will not be entitled to instruct the Subscription Agent in respect of the price or the time at which the Rights are to be sold. The Subscription Agent will endeavour to effect sales of Rights on the open market and any proceeds received by the Subscription Agent with respect to the sale of Rights net of brokerage fees and costs incurred and, if applicable, the Canadian tax required to be withheld, will be divided on a pro rata basis among such registered Ineligible Holders and delivered by mailing cheques (in Canadian funds) of the Subscription Agent therefore as soon as practicable to such registered Ineligible Holders at their addresses recorded on the books of the Corporation. Amounts of less than $10.00 will not be remitted. The Subscription Agent will act in its capacity as agent of the registered Ineligible Holders on a reasonable efforts basis only and the Corporation and the Subscription Agent do not accept responsibility for the price obtained on the sale of, or the inability to sell, the Rights on behalf of any registered Ineligible Holder. Neither the Corporation nor the Subscription Agent will be subject to any liability for the failure to sell any Rights of registered Ineligible Holders or as a result of the sale of any Rights at a particular price or on a particular date. There is a risk that the proceeds received from the sale of Rights will not exceed the costs of or incurred by the Subscription Agent in connection with the sale of such Rights and, if applicable, the Canadian tax required to be withheld. In such event, no proceeds will be remitted.

Similar provisions will apply to Rights held by a CDS Participant on behalf of a beneficial Ineligible Holder.

Holders of Rights who are not resident in Canada should be aware that the acquisition and disposition of Rights or Common Shares may have tax consequences in the jurisdiction where they reside and in Canada, which are not described herein. Accordingly, such holders should consult their own tax advisors about the specific tax consequences in the jurisdiction where they reside and in Canada of acquiring, holding and disposing of Rights and Common Shares.

DESCRIPTION OF SHARE CAPITAL

Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares of which, as of the date hereof, 91,702,265 Common Shares are issued and outstanding as fully paid and non-assessable Common Shares.

The holders of the Common Shares are entitled to dividends, if, as and when declared by the board of directors, to receive notice of meetings of shareholders of the Corporation, to one vote per share at meetings of the shareholders of the Corporation and, upon liquidation, to receive such assets of the Corporation as are distributable to the holders of the Common Shares. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the votes eligible to vote at a meeting of shareholders may elect all the directors of the Corporation standing for election. Dividends, if any, will be paid on a pro rata basis only from funds legally available therefore. The rights set out herein are subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of the Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Prior Sales

Date of Issue	Use of Proceeds	Price per Common Shares	Number of Common Shares Issued	Equivalent number of Post- Consolidation Shares
01/13/2011	Private Placement - Completion and testing of the Karl 101 and general working capital	$0.085	25,294,000	5,058,800
01/18/2011	Warrant exercise - Working Capital	$0.15	828,750	165,750
01/20/2011	Warrant exercise - Working Capital	$0.15	46,231	9,246
01/28/2011	Warrant exercise - Working Capital	$0.15	562,500	112,500
01/31/2011	Warrant exercise - Working Capital	$0.15	360,000	72,000
02/01/2011	Warrant exercise - Working Capital	$0.15	72,000	14,400
02/09/2011	Warrant exercise - Working Capital	$0.15	2,628,000	525,600
02/11/2011	Warrant exercise - Working Capital	$0.15	573,000	114,600
02/16/2011	Warrant exercise - Working Capital	$0.15	827,279	165,455
02/17/2011	Warrant exercise - Working Capital	$0.15	80,250	16,050
02/22/2011	Warrant exercise - Working Capital	$0.15	283,501	56,700
03/01/2011	Warrant exercise - Working Capital	$0.15	504,000	100,800
04/12/2011	Warrant exercise - Working Capital	$0.15	34,233	6,846
05/30/2011	Beaver River Acquisition	$0.07	40,000,000	8,000,000

Trading Volumes

As of the date hereof, the Common Shares of the Corporation are listed for trading on the Exchange under the stock symbol “TSU”. The following are the price ranges (which are not necessarily closing prices) as well as the total monthly volume trades for the Common Shares, during the twelve month period immediately preceding the date of this Prospectus:

Month	High	Low	Volume	Volume (Post- Consolidation equivalent)
October 2011	$0.11	$0.06	433,200	433,200
September 2011(1)	$0.14	$0.06	251,000	251,000
August 9 to 31, 2011	$0.19	$0.11	442,900	442,900
August 1 to 8, 2011	$0.04	$0.03	797,300	159,460
July 2011	$0.04	$0.03	503,500	100,700
June 2011	$0.09	$0.03	3,634,200	726,840
May 2011	$0.15	$0.07	5,119,600	1,023,920
April 2011	$0.21	$0.16	2,255,700	451,140
March 2011	$0.33	$0.14	11,293,100	2,258,620
February 2011	$0.24	$0.18	4,257,700	851,540
January 2011	$0.29	$0.12	7,006,700	1,401,340
December 2010	$0.13	$0.06	3,382,400	676,480
November 2010	$0.08	$0.06	1,207,200	241,440
October 2010	$0.08	$0.04	708,500	141,700
September 2010	$0.06	$0.03	1,567,200	313,440
August 2010	$0.04	$0.03	108,400	21,680

Note:

(1)
Trading of the shares of the Corporation were halted on the Exchange on August 30, 2011 as a result of the Corporation’s delay in filing of the unaudited interim financial statements.  The shares were reinstated for trading on September 20, 2011.

PLAN OF DISTRIBUTION

Each Holder on the Record Date will receive one Right for each Common Share held. Each Right will entitle the holder to acquire 2.72625 of a Common Share priced at $0.06 per Common Share.

The Corporation has applied to list the Rights and the Common Shares issuable on the exercise of the Rights on the Exchange.  The current outstanding Common Shares are listed and posted for trading on the Exchange under the symbol “TSU”. The Rights will be listed on the Exchange under the symbol “TSU.RT”.

The offer and distribution of the Rights and the Common Shares issuable on the exercise of the Rights and the Standby Shares is qualified in the Eligible Jurisdictions by this Prospectus. The Rights as well as the Common Shares and the Standby Shares are not qualified under the securities laws of, or being distributed or offered in, any Ineligible Jurisdiction and, except under the circumstances described herein, Rights may not be exercised by or on behalf of an Ineligible Holder. Other than offerings and solicitations to Eligible U.S. Holders this Prospectus is not, and under no circumstances is to be construed as, an offering of any Rights or Common Share for sale in any Ineligible Jurisdiction or a solicitation therein of an offer to buy any securities. Rights Certificates will not be sent to Holders with an address of record in any Ineligible Jurisdiction (other than Eligible U.S. Holders who do not have an address of record in Arizona, Arkansas, California, Minnesota, Ohio or Wisconsin). Instead, such Ineligible Holders will be sent a letter advising them that their Rights Certificates will be held by the Subscription Agent, who will hold such Rights as agent for the benefit of all such Ineligible Holders. See “Description of Offered Securities - Ineligible Holders”.

The Corporation authorized its investment bank, Fondsfinans, to negotiate the Subscription Price with the Standby Purchasers.

Norway

Pursuant to the Offering, up to 91,702,265 rights will be offered in Norway to Holders of Common Shares under a prospectus to be lodged with the NFSA and the Oslo Axess in accordance with applicable corporate and securities laws.  The distribution of the Rights in Norway is not a distribution in Ontario and is not qualified by a prospectus filed in Ontario.  The managing dealer in Norway, Fondsfinans will be paid a fee of 6.5% on the amount raised under the Offering.

Fondsfinans (which is regulated in Norway by the Norwegian Financial Supervisory Authority) is acting exclusively for the Corporation and no one else (including the recipients of this document) in connection with the arrangements described in this document and will not be responsible to anyone other than the Corporation for providing the protections afforded to customers of Fondsfinans or for advising any other person in connection with the arrangements described in this document. Fondsfinans makes no representation, express or implied, with respect to the accuracy or completeness of any information contained in this document and accepts no responsibility for, nor does it authorise, the contents of, or the issue of this document, or any other statement made or purported to be made by the Corporation, or on its behalf, in connection with the Corporation or any of the other arrangements described in this document and accordingly disclaims all and any liability whatsoever whether arising out of tort, contract or otherwise which it might otherwise have in respect of this document or any other statement.

United States Residents

The Offering described herein of Rights and Common Shares issuable on exercise thereof to, or for the account of, U.S. Holders is subject to various provisions of the United States federal and state securities laws. The Rights and the Common Shares issuable on exercise thereof have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and may not be offered or sold in the United States or to, or for the account or benefit of, a U.S. Person unless exempt from such registration requirements. The Rights are being offered and sold to the U.S. Holders of Common Shares pursuant to Rule 801 promulgated under the U.S. Securities Act (“Rule 801”) and pursuant to similar exemptions from the applicable securities laws of certain states of the United States.  The Corporation has filed with the SEC a Form CB in respect of the offer and sale of such Rights and Common Shares.

Pursuant to Rule 801, the Corporation is not required to extend the Offering to Holders who are residents of those states of the United States that require registration or qualification. Accordingly, the Offering is not being extended to Holders who have an address of record in Arizona, Arkansas, California, Minnesota, Ohio or Wisconsin, except to such Holders who satisfy the Corporation that they qualify for an exemption from the applicable securities laws of such states.  No Rights or Common Shares issuable upon exercise of Rights will be delivered in the United States or to, or for the account or benefit of, U.S. Persons, unless the Corporation is satisfied that the Rights and such Common Shares may be delivered to such Holders without further action by the Corporation or on a basis otherwise determined acceptable to the Corporation in its sole discretion.  U.S. Holders that are not Eligible U.S. Holders will be treated as Ineligible Holders and their Rights will be treated in accordance with the section “Description of Offered Securities – Ineligible Holders” above.

The terms of the Rights prohibit transfers of the rights by U.S. holders except in offshore transactions outside of the United States and to, or for the account or benefit of, non-U.S. Persons, in accordance with Regulation S under the U.S. Securities Act. The Rights and the Common Shares issued to Eligible U.S. Holders upon exercise of the Rights will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that the Common Shares held by such Eligible U.S. Holders as of the Record Date are “restricted securities”. Accordingly, if the Common Shares held by an Eligible U.S. Holder as of the Record Date bear a U.S. Securities Act restrictive legend, any Common Shares issued to such Eligible U.S. Holder upon exercise of the Rights will also bear a U.S. Securities Act restrictive legend.  Restricted securities may be offered, sold, pledged or otherwise transferred, directly or indirectly, only pursuant to an exemption or exclusion from the registration requirements of the U.S. Securities Act and applicable securities laws of any state of the United States.

The foregoing discussion is only a general overview of certain U.S. Securities Act requirements that are applicable to the exercise and resale of the Rights received pursuant to this Offering.  All U.S. Holders are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

STANDBY COMMITMENT

The Standby Purchasers have agreed, subject to certain terms and conditions, to (i) exercise all of their Basic Subscription Rights and (ii) purchase all Common Shares not otherwise acquired under the Offering up to an aggregate maximum subscription equal to the number of Common Shares which together with the Common Shares subscribed for under the Basic Subscription and the Common Shares subscribed for under their Additional Subscription Privilege, would result in an aggregate Subscription Price for the Standby Purchasers being equal to $13,500,000.

The following table illustrates the respective commitments of each of the Standby Purchasers:

Commitment
Skagen Fondene	$	C1,800,000
Bergen Kommunale Pensjonskasse	$	C1,300,000
MP Pensjon	$	C1,800,000
Sparebanken Vest	$	C1,300,000
Storebrand Fondene	$	C900,901	(1)
Fondsfinans ASA	$	C1,569,099
Nordea Fondene	$	C730,000
Aage Thoen Ltd AS	$	C1,150,000
David Worrall	$	C50,000
Questerre	$	C2,500,000
Pedro Paulo	$	C40,000
Per Gunnar Løge	$	C360,000
Total		$13,500,000

Note:

(1)	$5,000,000 NOK equivalent.

In connection with the standby commitment, the Standby Purchasers will be paid a guarantee fee of 5% on $11,500,000 ($575,000), being the total funds committed under the Standby Purchase Agreements less $2 million committed by Questerre, regardless of how much money is actually invested by the Standby Purchasers.  Questerre will only be paid a guarantee fee on $500,000 of its standby commitment.

The Standby Purchasers will be obligated to tender their subscription funds for the exercise of the Basic Subscription before the Expiry Time. The remaining portion of the subscription funds required to be tendered by the Standby Purchasers for the Standby Shares, if any, will be tendered as soon as practicable after the Subscription Agent has specified the number of Rights that were exercised under the Offering.

The obligations of each of the Standby Purchasers are several and in the event that one of the Standby Purchasers fails to fulfill its commitment, the other Standby Purchasers are not liable to fulfill the defaulting Standby Purchaser's commitment.

To the knowledge of the Corporation, as of the date hereof the Standby Purchasers and their affiliates, hold, in aggregate, 12,013,773 Common Shares representing 13.1% of the outstanding capital of the Corporation. If the Standby Purchasers subscribe for Shares pursuant to the Standby Purchase Agreements and no other Shares are issued, the Standby Purchasers and their affiliates will hold, in aggregate, 237,013,773 Common Shares representing 74.8% of the outstanding capital of the Corporation.

The obligations of the Standby Purchasers under the Standby Purchase Agreement may be terminated at the discretion of the Standby Purchasers in certain circumstances, including (but not limited to) if: (a) Transeuro confirms that the Offering will not be carried out (which can be decided by Transeuro in its sole discretion at any time prior to the Offering); (b) $11,500,000 of the Rights offered have been validly subscribed for and allocated to subscribers other than the Standby Purchasers; (d) bankruptcy procedures are opened in respect of Transeuro; or (e) if any of the Standby Purchasers have not been notified of any allocation under its Standby Purchase Agreements by December 17, 2011.

The Standby Purchasers are not engaged as underwriters in connection with the Offering and has not been involved in the preparation of, or performed any review of, this Prospectus in the capacity of an underwriter.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Koffman Kalef LLP, special tax counsel to the Corporation, the following is, at the date hereof, a general summary of the principal Canadian federal income tax considerations applicable in respect of the receipt and exercise of Rights under the Offering by a subscriber who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times, is a resident of Canada or is deemed to be a resident of Canada, deals at arm’s length with and is not affiliated with the Corporation, and will acquire and hold the Rights and Common Shares (the “Securities”) as capital property (a “Rights Holder”). Generally, the Securities will be considered to be capital property to a holder provided the holder does not hold the Securities in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. This summary is not applicable to a subscriber: (i) that is a “financial institution” or a “specified financial institution”, as defined in the Tax Act; or (ii) an interest in which would be a “tax shelter investment”, as defined in the Tax Act.

This summary is based upon the provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof, all specific proposals to amend the Tax Act and the Regulations that have been publicly announced prior to the date hereof (the “Proposed Amendments”) and counsels’ understanding of the current published administrative practices of the Canada Revenue Agency (“CRA”). This summary assumes that the Proposed Amendments will be enacted in the form proposed.  No assurance can be given that the Proposed Amendments will be enacted in the form proposed or at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any subscriber who purchases Securities pursuant to this Offering, and no representations with respect to the income tax consequences to such subscribers are made. Consequently, subscribers purchasing Securities pursuant to the Offering should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring the Securities pursuant to this Offering, having regard to their particular circumstances.

Receipt of Rights

Generally, no amount will be required to be included in computing the income of a Rights Holder as a consequence of acquiring Rights under the Offering. The cost to a Rights Holder of Rights received under the

Offering will be nil. Where a Rights Holder acquires Rights otherwise than pursuant to the Offering, for the purpose of determining the adjusted cost base of each Right held by the Rights Holder, the cost of Rights so acquired must be averaged with the adjusted cost base to the Rights Holder of all other identical Rights held by the Rights Holder as capital property immediately prior to the acquisition.

Exercise of Rights

The exercise of Rights will not constitute a disposition of property for purposes of the Tax Act and, consequently, no gain or loss will be realized by a Rights Holder upon the exercise of Rights. Common Shares acquired by a Rights Holder upon exercise of Rights will have an aggregate cost to the Rights Holder equal to the aggregate of the Subscription Price paid for such Common Shares and the adjusted cost base to the Rights Holder of the Rights exercised (if any). For the purpose of determining the adjusted cost base of each Common Share held by the Rights Holder, the cost of Common Shares acquired by a Rights Holder upon exercise of the Rights must be averaged with the adjusted cost base to the Rights Holder of all other Common Shares held by the Rights Holder as capital property immediately prior to the acquisition.

Expiry of Rights

Upon the expiry of an unexercised Right, a Rights Holder will realize a capital loss equal to the adjusted cost base of the Right to the Rights Holder.

Disposition of Rights

An actual or deemed disposition of Rights (other than pursuant to the expiry or exercise thereof) will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition are greater than (or less than) the adjusted cost base of such Rights to the Rights Holder plus reasonable costs associated with the disposition. One half of a capital gain (a “taxable capital gain”) will be included in the Rights Holder’s income and one-half of a capital loss may be deducted against taxable capital gains in accordance with the detailed rules in the Tax Act.

ELIGIBILITY FOR INVESTMENT

In the opinion of Koffman Kalef LLP, special tax counsel to the Corporation, based on the provisions of the Tax Act and the Proposed Amendments, provided the Rights and Common Shares are listed on a designated stock exchange (which includes the Exchange), the Common Shares and the Rights, if issued and sold on the date hereof would be qualified investments under the Tax Act for trusts governed by registered retirement savings plans (“RRSP”), registered retirement income funds (“RRIF”), deferred profit sharing plans, registered disability savings plans, registered education savings plans (collectively, the “Plans”) and tax free savings accounts (“TFSA”). Notwithstanding the foregoing, if the Common Shares and Rights are a “prohibited investment” within the meaning of the Tax Act and the Proposed Amendments for a particular TFSA, RRSP or RRIF, the holder of the TFSA and the annuitant under the RRSP or RRIF will be subject to a penalty tax as set out in the Tax Act. Common Shares and Rights will not be a “prohibited investment” for a particular trust governed by a TFSA, RRSP or RRIF provided the holder or annuitant, as the case may be, deals at arm’s length with the Corporation or does not have a “significant interest” (within the meaning of the Tax Act) in the Corporation or a person or partnership with which the Corporation does not deal at arm’s length for the purposes of the Tax Act. Purchasers are advised to consult their own tax advisors in this regard.

INTERESTS OF EXPERTS

The matters referred to under “Federal Income Tax Considerations” and “Eligibility for Investment” will be passed upon by Koffman Kalef LLP, on behalf of the Corporation. Certain other legal matters relating to the securities offered hereby will also be passed upon by McCullough O’Connor Irwin LLP, on behalf of the Corporation.

As of the date hereof, the partners and associates of Koffman Kalef LLP and McCullough O’Connor Irwin LLP, own, in aggregate, Common Shares representing less than 1% of all of the issued and outstanding Common Shares.

RISK FACTORS

Before making an investment decision, prospective purchasers of Common Shares should consider carefully the risk factors set out below, the other information contained in and incorporated by reference in this Prospectus and, in particular, the risk factors set out under the heading “Risk Factors” in the AIF and other filings available at www.sedar.com. Readers are cautioned that such risk factors are not exhaustive. The business of the Corporation should be considered speculative due to the nature of the Corporation’s business. Investment in the Corporation involves a high degree of risk and should only be considered by those persons who can afford a total loss of their investment.

Going Concern Risk

The ability of the Corporation to continue as a going concern and ultimately to recover its investment in its oil and gas properties and to attain profitable operations is dependent on its ability to raise additional debt or equity, secure new or additional partners and farm-outs for its projects, dispose of redundant fixed assets, successfully develop its well operations in Ukraine, including the Karl-101 well, and achieve profitable production from the Beaver River property. The Board and management are attempting to address each of these issues and to limit the Corporation’s spending in order to minimize costs. However, the successful outcome of management’s activities cannot be assured because they are contingent on future matters.

In addition to the proceeds of the Offering, the Corporation has arranged a C$500,000 draw down facility with Questerre and the Corporation recently signed a Heads of Agreement with Honoratus Investments ("Honoratus"), a Cyprus company established by an Australian Investment Group, in order to farm in to the Povorotnoye gas field. Under this agreement, Honoratus will pay the Corporation approximately C$1,510,000 (USD 1.5M) over the next twelve months as reimbursement for historical expenditures while also being responsible for all drilling costs associated with Povorotnoye.  The Corporation also anticipates an additional $500,000 from the sale of the Corporation’s rig in Armenia.  However, there can be no assurance that the additional sources of revenue will be available to the Corporation in the future as a result of such risks and factors, which include, but are not limited to: not closing a deal with a buyer of the Armenian rig by the end of 2012; management’s decision to accept an offer that is below the perceived value of the Armenian rig as a result of circumstances beyond the Corporation’s control; excessive costs, including taxes, associated with closing the sale and exporting the rig; not closing the farm in with Honoratus, for example, as a result of delays or as a result of due diligence or funding difficulties experienced by Honoratus, preventing the initial $500,000 payment to the Corporation; and  counterparty risk that the farm-in will close but drilling of Pov-104 will not proceed as envisioned in the agreement and prevent subsequent milestone payments.

As at the date hereof, the Corporation had a working capital deficit of approximately $7,911,798. The majority of this is due to $3,109,059 of trade payables primarily incurred in connection with the completion and testing of Karl 101. The ability of the Corporation to continue as a going concern for the foreseeable future is dependent upon raising sufficient funds to meet these existing and ongoing obligations. While the Corporation has been successful in obtaining financing to date, there can be no assurance that it will be able to do so in the future.

If the Corporation is unable to meet its obligations from cash flow from operations and additional financings, it may not be able to continue as a going concern.  See also “Financing Risks”.

Increase in Size of Standby Purchasers

To the knowledge of the Corporation, the Standby Purchasers and their affiliates currently own, in aggregate, 12,013,773 Common Shares representing 13.1% of outstanding capital of the Corporation. If only the Standby Purchasers subscribe for Rights in accordance with the Standby Purchasers, and no other shareholders exercise their rights hereunder, the Standby Purchasers could hold, in aggregate, 237,013,773 Common Shares representing 74.8% of the outstanding capital of the Corporation. As a result, the Standby Purchasers may gain the ability to control substantially all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of the Corporation and make some future transactions more difficult or impossible without the support of the Standby Purchasers. The interests of the Standby Purchasers may not coincide with the Corporation’s interests or interests of other shareholders. Accordingly, the Standby Purchasers could cause the Corporation to enter into transactions or agreements that other shareholders would not approve or make decisions with which other shareholders may disagree.

Set out below is a table illustrating the holdings of the Standby Purchasers before and after the Offering assuming that only the Standby Guarantors exercise rights under the Offering.

	Current Holdings	Commitment (Shares)	Holdings assuming that only the Standby Guarantors exercise rights under the Offering(1)
Skagen Fondene	-	30,000,000	9.5%
Bergen Kommunale Pensjonskasse	-	21,666,667	6.8%
MP Pensjon	1,452,700	30,000,000	9.9%
Sparebanken Vest	-	21,666,667	6.8%
Storebrand Fondene(1)	-	15,015,017	4.7%
Fondsfinans ASA	-	26,151,650	8.3%
Nordea Fondene	-	12,166,667	3.8%
Aage Thoen Ltd AS	2,327,873	19,166,667	6.8%
Questerre	8,000,000	41,666,667	15.7%
David Worrall	233,200	833,333	0.3%
Pedro Paulo	-	666,667	0.2%
Per Gunnar Løge	-	6,000,000	1.9%
Total:	12,013,773	225,000,000	74.8%

Note:

(1)	Assumes that there will be 316,702,265 shares of the Corporation outstanding after the Offering.

Financing Risk

The Corporation has limited financial resources, has limited operating cash flow at the present time and has no assurance that additional funding will be available to it for further development and expansion of operations. Although the Corporation has been successful in the past in obtaining financing through the sale of equity securities and placement of debt instruments, there can be no assurance that additional funding will be available, or available under terms favorable to the Corporation. The Corporation’s ability to raise further equity or debt financing will vary according to a number of factors, including the growth of its business and stock market conditions. Failure to obtain additional financing could adversely affect the Corporation’s business, financial condition and/or results of operations.

Dilution to Shareholders

If a shareholder of the Corporation does not exercise all of its Rights pursuant to the Basic Subscription Right, the shareholder’s current percentage of ownership in the Corporation will be diluted by the issuance of Common Shares upon the exercise of Rights by other shareholders as well as the exercise of Rights and purchase of Common Shares by the Standby Purchasers in accordance with the Standby Purchase Agreement. Even if a shareholder elects to sell its unexercised Rights or if its Rights are sold on its behalf, the consideration it receives may not be sufficient to compensate it fully for the dilution of its current percentage ownership in the Corporation that will be caused as a result of the exercise of Rights by other shareholders and the exercise of Rights and the purchase of Common Shares by the Standby Purchasers in accordance with the Standby Purchase Agreement.

In addition, if additional financing is raised by the issuance of shares or other forms of convertible securities in the future, shareholders may suffer further dilution.

Market Price of Common Shares

There can be no assurance that an active market for the Common Shares will be sustained after the Offering. Securities of small and mid cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global economic developments and market perceptions of the attractiveness of certain industries. The price per Common Share is also likely to be affected the Corporation’s financial condition or results of operations as reflected in its annual and quarterly filings. Other factors unrelated to the performance of the Corporation that may have an effect on the price of Common Shares include the following: the extent of analytical coverage available to subscribers concerning the business of the Corporation may be limited if investment banks with research capabilities do not follow the Corporation’s securities; lessening in trading volume and general market interest in the Corporation’s securities may affect a subscriber’s ability to trade significant numbers of Common Shares; the size of the Corporation’s public float may limit the ability of some institutions to invest in the Corporation’s securities; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Corporation’s securities, if listed on an exchange, to be de-listed from such exchange, further reducing market liquidity. If an active market for the Common Shares does not continue, the liquidity of a subscriber’s investment may be limited and the price of the Common Shares may decline below the price at which the Common Shares are issued pursuant to the Offering. If such a market does not develop, subscribers may lose their entire investment in the Common Shares.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the long term value of the Corporation. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Holders of Rights are Responsible for Accuracy and Completeness of Subscriptions within Set Time Limits

Holders of Rights who wish to purchase Common Shares in this Offering must act promptly to ensure that all required forms and payments are actually received by the Subscription Agent or the CDS Participant holding the subscriber's Rights prior to the Expiry Time. If a Holder of Rights fails to complete and sign the required subscription forms, sends an incorrect payment amount or otherwise fails to follow the subscription procedures that apply to the transaction in question, the Subscription Agent or the CDS Participant may, depending on the circumstances, reject a subscription or accept it to the extent of the payment received. None of the Corporation, the Subscription Agent or the CDS Participant undertakes to contact a Holder of Rights concerning, or attempt to correct, an incomplete or incorrect payment or subscription form. The Corporation has the sole discretion to determine whether a subscription properly follows subscription procedures.

Trading Market for Rights

Although the Corporation expects that the Rights will be listed on the Exchange, the Corporation cannot provide any assurance that an active or any trading market in the Rights will develop or that the Rights can be sold on the Exchange at any time.

No Independent Due Diligence

This Offering is not underwritten. Thus, there has not been an independent “due diligence” review of matters covered by this Prospectus, such as might be conducted by an underwriter had one been affiliated with this Offering.

Use of Proceeds

The Corporation currently intends to allocate the net proceeds received from the Offering as described under “Use of Proceeds”. The failure by the Corporation to apply these funds effectively could have a material adverse effect on the Corporation’s business.

The Subscription Price does not necessarily reflect the Corporation’s Value

The Subscription Price was determined by negotiation between Fondsfinans, the investment bank of the Corporation, and the Standby Purchasers and does not necessarily bear any relationship to the book value of the Corporation’s assets, past operations, cash flows, losses, financial condition or any other established criteria for value. After the date of this Prospectus, the Common Shares will trade at prices above, below or equal to the Subscription Price.

The Trading Price of the Common Shares may decline below the Subscription Price

The trading price of the Common Shares in the future may decline below the Subscription Price. There is no assurance that the Subscription Price will remain below any future trading price of the Common Shares. Future prices of the Common Shares may adjust positively or negatively depending on various factors, including those described above. The exercise of Rights may not be revoked even if there is a decline in the price of the Common Shares prior to the Expiry Time.

OTHER MATERIAL FACTS

Exemption

It is possible that Fondsfinans could be viewed as a managing dealer in Canada as a result of the provision of financial advisory services to the Corporation in Norway in respect of the Offering.  Pursuant to Part 8 of NI 44-101, the Corporation has obtained an exemption from the British Columbia Securities Commission from Item 21 of Form 41-101F1 and Section 4.2(b) of NI 45-101, which requires that the managing dealer of the Offering sign the underwriter’s certificate in the Prospectus.  The granting of such exemption is evidenced by the issuance of a receipt for this Prospectus.

The Corporation has determined that the distribution of rights in Norway is not a distribution in Ontario or Alberta and the Corporation has determined that certificate relief from the Ontario and Alberta Securities Commissions is unnecessary.

Updates to the Annual Information Form

The Corporation’s AIF, which is incorporated by reference, is modified by the following disclosure, which was not contained in the AIF:

(a)	The section entitled “Main legal, economic and environmental conditions for exploring and developing licenses” beginning on page 35 is superseded by the following:

“Transeuro does not hold any material research or development patents. See below for a detailed description of the Corporation’s material oil and gas leases. Transeuro relies on these oil and gas leases in order to conduct its exploration and development programs. The Corporation is not dependent on any other industrial, commercial or financial contracts or new manufacturing processes.

The following lists provide an overview of the Corporation’s licenses and some key information about such licenses, such as inter alia their duration:

Canada

Project	License	Ownership	Size (ha)	Date granted/ renewed	Validity Period	Minerals
Beaver River	Crowne P&NG Lease No. 15661	100%(1)	4372	1 June 89	10 years, Extension 58A	Natural Gas
	Crown P&NG Lease No. 61345	100%(2)	1038	14 August 2008	10 years	Natural Gas
	Crown P&NG Lease No. 61346	100%(2)	1558	14 August 2008	10 years	Natural Gas
	Crown P&NG Lease No. 61348	100%(2)	1874	14 August 2008	10 years	Natural Gas
	Crown P&NG Lease No. 61347	100%(2)	2075	14 August 2008	10 years	Natural Gas
	Crown P&NG Lease No. 61350	100%(2)	1037	14 August 2008	10 years	Natural Gas
	Crown P&NG Lease No. 61349	100%(2)	1681	14 August 2008	10 years	Natural Gas

Notes:

(1)
The registered owners of this Lease are Questerre Beaver River Inc. (an indirectly wholly-owned subsidiary of the Corporation) as to a 93.332% interest and United Gunn Resources Ltd. (“United Gunn”) as to a 6.668% interest.  United Gunn quit claimed its entire interest in the PNG rights granted by such lease in return for a royalty under the Royalty, Surrender, Assignment and Quitclaim Agreement dated May 30, 2005.  The working interest ownership is Questerre Beaver River Inc. as to an undivided 50% working interest and Mattson Holdings Ltd. as to an undivided 50% working interest.

(2)
The registered owner of this lease is Questerre Beaver River Inc. (an indirectly wholly-owned subsidiary of the Corporation), and the working interest ownership is Questerre Beaver River Inc., as to an undivided 50% working interest and Mattson Holdings Ltd. (a wholly-owned subsidiary of the Corporation) as to an undivided 50% working interest.”

(b)
The following is added to the end of the section entitled “Main legal, economic and environmental conditions for exploring and developing licenses – Beaver River – Royalties, Fees and Taxes - Royalties” beginning on page 38:

“Contractual royalties are payable on the A2 and A7 wells in Beaver River.  A royalty holiday is currently in place for the A5 well, though A5 is only intermittently in production.  The credit remaining for this is currently C$120,104 and there is no expiry. The royalty payable to Beaver River Resources is based on production from new wells drilled after 2003.  A7 is the only new well that has been drilled and put into production since then; the other wells have been re-entries.

Gross Overriding Royalties

Royalty Holder	Royalty Rate
Mayan Limited Partnership	0.5000%
Beaver River Energy Corp	0.1667%
United Gunn Resources Ltd.	0.1667%
Wade Oil & Gas Inc.	0.2500%
Beaver River Resources Ltd.	0.3300%
1.4133%

Based on production: Gross P&NG revenue less transportation, processing, and costs for gathering, dehydration & compression

Crown Royalties
*A2 Well	20.17%
*A7 Well	10.89%
**Combined Effective Rate	14.63%

*Based on production volumes for each well

**Varies ~ basis is price received or reference price, and production rate volume

(c)	The second paragraph in the section entitled “Legal Proceedings and Regulatory Actions – Legal Proceedings” is replace with the following:

"The Corporation and its subsidiaries will from time to time be involved in disputes in the ordinary course of its business activities. Further, the Corporation is aware that some of the Ukrainian creditors may potentially commence legal proceedings in the future if the Corporation fails to fulfill their payment plans. However, to the knowledge of the Corporation no court actions have been initiated or are pending at this time. In case of such legal proceedings the Corporation has budgeted some cash in reserve to meet potential obligations. Other than the above, the Corporation has not been involved in any governmental, legal or arbitration proceedings during the last completed financial year and is not aware of any on-going or threatened governmental, legal or arbitration proceedings that may be expected to have a material negative impact on the Corporation or its subsidiaries.

(d)
In 2009, David Worrall, the Chief Executive Officer and a director of the Corporation, was fined by the Norwegian Police for contravention of Section 17-3 of the Securities Trading Act (Norway) after purchasing common shares of the Corporation on the Exchange and not disclosing the purchase on the Oslo Axess within the required 24 hours, although the common shares were registered thereafter.  The common shares were properly registered on the Exchange.

AUDITORS

The auditors of the Corporation are PricewaterhouseCoopers LLP (“PWC”).  As of the date hereof, PWC has reported that they are independent in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

REGISTRAR AND TRANSFER AGENT

Computershare Investor Services Inc., Suite 200, 510 Burrard Street, Vancouver, BC, V6C 3B9 is the registrar and transfer agent for the Corporation.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two (2) business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

AUDITOR’S CONSENT

We have read the short form prospectus of Transeuro Energy Corp. (the “Corporation”) dated November 1, 2011 relating to the offering of rights to subscribe for common shares of the Corporation.  We have complied with Canadian generally accepted auditing standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2010 and 2009 and the consolidated statements of operations and comprehensive income (loss),  deficit and cash flows for the years then ended.  Our report is dated May 2, 2011.

Chartered Accountants

Vancouver, BC
November 1, 2011

CERTIFICATE OF THE CORPORATION

Dated:  November 1, 2011

This short form prospectus, together with the documents incorporated herein by reference constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta and Ontario.

TRANSEURO ENERGY CORP.

(Signed) “David Worrall”	(Signed) “Derek Page”
David Worrall	Derek Page
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(Signed) “Aage Thoen”	(Signed) “Pedro Paulo”
Aage Thoen	Pedro Paulo